UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Natural Resource Partners L.P.
(Name of Issuer)

Common Units representing limited partner interests
(Title of Class of Securities)

63900P103
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63900P103		13G	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 560,450
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 560,450
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,450
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON IA, LP

CUSIP No. 63900P103		13G	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 560,450
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 560,450
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,450
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 63900P608		13G	Page 4 of 9 Pages
1	NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 251,639
	6	SHARED VOTING POWER 560,450
	7	SOLE DISPOSITIVE POWER 251,639
	8	SHARED DISPOSITIVE POWER 560,450
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 812,089
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON IN

Item 1(a)	Name of Issuer:
The name of the issuer is Natural Resources Partners L.P. (the “Company”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company’s principal executive offices are located at 1201 Louisiana St., Suite 3400, Houston, TX 77002.

Item 2(a)	Name of Person Filing:

This statement is filed by:

(i)
GoldenTree Asset Management LP, a Delaware limited Partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (the “Investment Manager”), which serves as the investment manager of certain investment funds and managed accounts (collectively, the “Funds”);

(ii)	GoldenTree Asset Management LLC, a Delaware limited liability company (“IMGP”), which serves as the general partner of the Investment Manager; and

(iii)	Mr. Steven A. Tananbaum (“Mr. Tananbaum”), who serves as the managing member of IMGP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Units (as defined below) reported herein.

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is 300 Park Avenue, 21st Floor, New York, NY 10022.

Item 2(c)	CITIZENSHIP
The Investment Manager and IMGP are organized under the laws of the State of Delaware.  Mr. Tananbaum is a United States citizen.

Item 2(d)	TITLE OF CLASS OF SECURITIES
Common Units representing limited partner interests (the “Common Units”).

Item 2(e)	CUSIP NUMBER
63900P608

Item 3	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4	OWNERSHIP:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 12,261,199 Common Units issued and outstanding as of September 30, 2020 as reflected in the Company’s Form 10-Q for the quarterly period ended September 30, 2020 filed with the U.S. Securities and Exchange Commission on November 5, 2020.

The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Item 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

The Investment Manager is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. The business of Investment Manager is the rendering of financial services and as such it provides discretionary investment advisory services to each of the Funds. In such capacity, the Investment Manager has the power to make decisions regarding the dispositions of the proceeds from the sale of the Common Units. Under the rules promulgated by the Securities and Exchange Commission, the Investment Manager and the managing member of the IMGP (Mr. Tananbaum) may be considered “beneficial owners” of securities acquired by the Funds.  The Reporting Persons have the right to receive the proceeds from the sale of, or the power to direct the receipt of distributions from, the Common Units reported in this Schedule 13G.

Item 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10	CERTIFICATION:

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:  February 11, 2021

GOLDENTREE ASSET MANAGEMENT LP

By:	Goldentree Asset Management LLC, its General Partner

By:	/s/ Steven A. Tananbaum
Name: Steven A. Tananbaum
Title: Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

By:	/s/ Steven A. Tananbaum
Name: Steven A. Tananbaum
Title: Managing Member

/s/ Steven A. Tananbaum
STEVEN A. TANANBAUM